Exhibit 99.1

HANWHA SOLARONE FILES SHAREHOLDER CIRCULAR FOR ACQUISITION OF HANWHA Q CELLS

Provides Detailed Financial and Business Information for Hanwha QCELLS and Highlights for Combined Entity

Company Anticipates Providing over 600 MW of Tariff-Free Modules to the U.S. in 2015 and over 1 GW in 2016

SHANGHAI, December 29, 2014—Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced that it has filed with the Securities and Exchange Commission a shareholder circular, dated December 24, 2014, related to the December 8, 2014 announcement of a definitive share purchase agreement to acquire Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) in an all-stock transaction (the “Circular”).

The Circular contains important information including shareholder voting instructions, financial information for the combined entity, detailed financial and operating information about Hanwha QCELLS and a description of the strategic benefits of the transaction. The Company strongly recommends that all holders of Hanwha SolarOne’s ADSs and ordinary shares carefully read the Circular, and in particular, the risks described in “Risk Factors” in the Circular.

The Circular highlights, among other things, Q CELLS’ strengthening operational and financial performance:

•	Revenue growth of 177% for the six months ended June 30, 2014 compared to the same period in the prior year

•	A significant improvement in operating profit to US$7.8 million for the six months ended June 30, 2014 from US$33.2 million loss from same period in the prior year

The Circular also highlights financial benefits of the combination as compared to standalone Hanwha SolarOne (based on non-GAAP combined financial information as of June 30, 2014 and for the six month period then ended):

•	Combined revenue will more than double to US$733 million

•	Gross margin expansion to 14.5% (versus 11.7% for Hanwha SolarOne alone)

•	Significantly improved working capital and operating cash flow

•	281% increase in cash to almost US$450 million

•	Reduced debt-to-equity ratio to 232% (versus 377% for Hanwha SolarOne alone)

•	129% increase in shareholders’ equity to US$674.3 million

Mr. Seong Woo Nam, chairman and chief executive officer of Hanwha SolarOne, commented: “We believe that this combination creates a formidable global leader with strong combined financial performance that is well positioned for long-term growth. The combined company will have a significant presence in the world’s most important solar markets and we look forward to executing our strategy to drive long-term shareholder value.”

“As stated in the December 8th, 2014 announcement, there are many strategic benefits of the transaction. Q CELLS brings industry-leading technology and R&D that can be leveraged across the combined product portfolio, as well as downstream expertise in development, engineering, procurement and construction (“EPC”) and project financing. At the same time, the combined company plans to further improve the combined company’s cost competitiveness by leveraging Hanwha SolarOne’s cost-efficient module manufacturing base together and Q CELLS’ industry-leading, highly efficient and fully automated cell manufacturing capabilities. Hanwha SolarOne believes that the combined scale and optimized global footprint will strengthen Hanwha SolarOne’s strategic and financial position and should enable Hanwha SolarOne to accelerate growth in the most important solar markets.”

Mr. Nam also commented on the combined company’s broad geographic footprint and ability to service the US market free of tariffs. “We are well-positioned to provide high-quality and high-efficiency 72-cell modules to residential, commercial and utility markets in the U.S. by leveraging our globally diversified manufacturing locations in Germany, South Korea, Malaysia and Canada. We believe through these locations we can provide over 600 MW of tariff-free PV modules to the US in 2015. In addition, we expect to enter 2016 with well over 1 GW of tariff-free capacity to serve the US market, including 800 MW of module capacity in Malaysia we expect to become fully operational by the end of 2015.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. On December 8, 2014 the Company announced the acquisition of Hanwha Q CELLS in an all-stock transaction, which is expected to close during the first quarter of 2015 (see filings with the SEC for full disclosure). For more information, please visit: http://investors.hanwha-solarone.com.

Forward-Looking Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and the Circular. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Note on the Limited Information in this Press Release

This press release does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company, and this press release is qualified in its entirety by reference to the detailed information appearing in the Circular. See “Risk Factors” of the Circular for more information.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Non-GAAP Condensed Combined Financial Information

The non-GAAP condensed combined financial information included in this press release is based on the unaudited historical consolidated financial statements of Hanwha SolarOne and the unaudited historical consolidated financial statements of Q CELLS prepared in accordance with US GAAP, and adjusted to include the elimination adjustments of the sale and purchase transactions between the two entities. The historical consolidated financial statements of Hanwha SolarOne or Q CELLS prepared under the US GAAP have not been audited or reviewed by any independent registered public accounting firm. The adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The non-GAAP condensed combined financial information does not give effect to the proposed Hanwha SolarOne’s issuance of new shares to Hanwha Solar Holdings Co., Ltd. or all the necessary adjustments to account for the proposed business combination in accordance with Accounting Standards Codification Topic 805, “Business Combinations”.

The non-GAAP condensed combined financial information is not pro forma financial information prepared in accordance with Article 11 of Regulation S-X. Accordingly, it may not include the adjustments made in financial information prepared in accordance with such requirements, some of which may be material, including but not limited to adjustments for tangible and intangible assets acquired and associated amortization expenses, as a valuation of such assets has not yet been made. It is solely for informational purposes and is not necessarily indicative of the financial position of the assumed combined entity as of June 30, 2014, the results of operations that might have been achieved by the combined entity for the periods indicated, or the future results of the assumed combined entity. See “Risk Factors—Risks Relating to Q CELLS’ Business—The non-GAAP condensed combined financial information included in this Shareholder Circular is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transaction” of the Circular.

The non-GAAP condensed combined financial information should be read in conjunction with the historical financial statements of Q CELLS prepared in accordance with IFRS as issued by the IASB included elsewhere in the Circular. For a summary of the differences between IFRS and US GAAP, including a reconciliation of consolidated net income and shareholders’ equity from IFRS to US GAAP, see “Q CELLS Historical Financial Statements—Summary of Differences between IFRS and US GAAP” of the Circular.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.